CUSIP No. 419352-10-9                                        Page 20 of 31 Pages

                                                                       EXHIBIT 4
                           [On PL Capital Letterhead]


July 28, 1999


Mr. Philip Messina
Chairman, President and CEO
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590


Dear Phil:

We were disappointed to receive your letter of June 28, 1999, in which you once again rejected our request to obtain representation on Haven's Board. We do not understand the resistance to increasing the size of the Board, particularly given the two vacancies created in January 1999 upon the retirement of two of Haven's original nine Board members. As a public company with a high percentage (50%+) of institutional owners, we would think that Haven would be more supportive of a request of a large shareholder from the outside investment community. We believe Mr. Lashley would be a positive addition to Haven's Board, given his qualifications and experience as a CPA, investment banker and investment manager focusing exclusively on the banking industry. We also have a significant vested interest in Haven's success. Collectively, the various entities we manage currently own approximately 4.9% of Haven's stock.

We believe our request is now even more urgent and timely in light of recent events and the disappointing second quarter earnings released by Haven on July 23rd:

         o Second quarter core operating EPS (excluding one-time gains on sales of assets) was $.28, up only $.01 from $.27 core EPS in the first quarter and below analyst's estimates, which ranged from $.30 to $.36; On Haven's quarterly conference call you stated you were extremely pleased by the second quarter results and that they validated the supermarket strategy. Considering how depressed Haven's prior earnings have been, we are dumbfounded that you think a $.01 improvement in quarterly core operating EPS is satisfactory or validates the strategy. 1999 is half over, yet core earnings to date are only $.55, well below the amount needed to reach analyst's Fiscal 1999 consensus earnings estimate of $1.36 (and the $1.36 consensus estimate has already been reduced numerous times over the past 12-18 months);
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CUSIP No. 419352-10-9                                        Page 21 of 31 Pages

         o The $.28 quarterly core EPS only equates to a 0.36% Return on Assets (ROA) (annualized), significantly below thrift peer group averages, which consistently range between 0.80% to 1.10%; If Haven's earnings were comparable to even the low end of its peer group (i.e. 0.80% ROA), Haven's quarterly EPS would be $.60 per share ($2.40 EPS per year), over two times current levels;

         o In our estimation, the current core earnings are also significantly below the earnings capacity of Haven's "traditional" franchise (i.e. the 8 traditional full service branches, excluding supermarket branches). We estimate that the "traditional" franchise would have core earnings power of approximately 1.00% ROA, three times Haven's current ROA.

In short, we estimate that Haven's earnings and stock price would likely be at least twice current levels if Haven had done nothing but stick to its traditional franchise and strategy.

Contrary to your opinion that Haven's performance is on track, industry experts and the investment community appear to have a different view, as evidenced by the following:

         o Haven's stock declined 65% from a high of $29.75 (April 3, 1998) in the second quarter of 1998, to a low of $10.50 (April 9, 1999) in the second quarter of 1999, a loss of over $170 million of shareholder value. Haven's decline was far more severe than its peer banks and thrifts (e.g. the NASDAQ Bank Index declined only 21% for the same period);

         o During the second quarter, Haven was only able to sell $25 million of newly issued Trust Preferred Stock, down from an initial filing amount of $35 million, despite the interest rate being raised to 10.25%;

         o As a result of Haven's stock price decline over the past year and other performance related factors, Haven was one of only five poor performing thrifts in the U.S. dropped from the Russell 2000 Index and Russell 3000 Index, two leading benchmarks for institutional investors, potentially eliminating a large source of potential purchasers of Haven's stock;

         o The July 1999 issue of Thrift Investor, a leading thrift industry publication, ranked the 100 Largest Publicly Traded Thrifts based upon performance for the one and three year periods ended 12-31-98. Of the 18 thrifts on the list which operate in the New York metro area, Haven was the lowest ranked (#86 out of 100). The article specifically pointed out Haven as a poor performer, despite operating in the same "strong local Queens economy" as the two top ranked thrifts in the U.S. (#1 ranked Queens County Savings Bank and #2 ranked JSB Financial).

We believe that Haven's decision to build a supermarket banking franchise has significantly diminished Haven's earnings and franchise value and consequently, depressed Haven's stock


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CUSIP No. 419352-10-9                                        Page 22 of 31 Pages

price and destroyed shareholder value. Over the past three years, while most banks and thrifts have produced record earnings and results, Haven has produced mediocre results. Haven's quarterly earnings have never exceeded the $.40 per share earned in the 4th quarter of 1996, the quarter Haven began their supermarket banking strategy. While the majority of bank and thrift shareholders have enjoyed significant share price appreciation over the past three years, Haven has produced only a 17% total return (approximately 5% annualized) for its shareholders. This is significantly below the peer NASDAQ Bank Index (total return of 85%, or 23% annualized) and the S&P 500 Index (total return of 125%, or 32% annualized). Haven shareholders have had no dividend increases in 3 years, a period during which almost every bank and thrift in the U.S. raised their dividend.

It appears that you and the Board have consistently failed to understand the significant negative impact the supermarket banking initiative would have on Haven's performance. For example, Haven's September 25, 1996 Form 8-K filed with the Securities & Exchange Commission, stated the following in an exhibit to such filing:

"The Registrant's management believes that the operation of in-store branches will have a nominal impact on the Registrant's earnings in 1996 and 1997 and is expected to be substantially accretive to earnings in the years thereafter".

According to research analysts who follow Haven, the supermarket banking initiative has been significantly dilutive to earnings in 1997, 1998 and 1999, to date. Almost three years after beginning the supermarket banking initiative, it is still unclear to us when the supermarket banking franchise will break even, no less be accretive or provide an adequate return on investment. You are now telling shareholders and analysts that "1999 will be the year". Based upon Haven's forecasting track record and the actual results for the first half of 1999, we are very skeptical that your predictions merit any credence.

We believe that Haven needs to take drastic action to cut its operating expenses, which for the six months ended June 30, 1999 equaled 3.15% of average assets, one of the worst ratios of any thrift in the United States. Haven spent $87 million on G&A expenses for the 12 months ended June 30, 1999, an extraordinary amount for a thrift of Haven's asset size and equity capital base. To our knowledge, no other thrift in the U.S. spends as much on operating expenses relative to its equity capital base. In addition to depressing earnings, that level of overhead burden has caused Haven to not raise the quarterly dividend in over 3 years, eliminates Haven's ability to repurchase stock and reduced Haven's equity capital to asset ratio to 4%, a low amount by traditional banking "safety and soundness" standards.

Interestingly, in our estimation, the cause of Haven's excessive operating expenses are not entirely due to the supermarket franchise. Rather, it appears that Haven's corporate headcount and overhead, not just the supermarket branch system, are a primary source of the excess. One glaring example is the corporate headquarters.

While we believe that a properly executed supermarket banking strategy in the NY metro market can be viable, Haven's supermarket banking strategy is flawed because Haven's "traditional" franchise is too small and too concentrated geographically to properly support

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CUSIP No. 419352-10-9                                        Page 23 of 31 Pages

such a large supermarket banking franchise. Haven's 8 "traditional" full service branches are located in a relatively small geographic area, primarily in the borough of Queens, New York, while the supermarket banking franchise (60 branches) is widely dispersed throughout the five boroughs of New York, Long Island, New Jersey, Connecticut and several areas north of New York City. To the best of our knowledge, no other bank or thrift in the U.S. has attempted to build a comparable supermarket banking franchise outside of its traditional core market area. We believe that a large supermarket banking franchise, such as Haven's, can be significantly more effective and profitable as a smaller part of a larger banking entity which can operate the supermarket branches as satellite offices of the traditional branch network.

In addition to not having a supporting "hub" of traditional branches in the markets it has supermarket branches in, in our opinion neither Haven (or its CFS Bank subsidiary) has meaningful brand name recognition in the greater NY metro market and no realistic prospect of creating a brand name in a competitive New York market dominated by larger competitors.

At Haven's Annual Shareholders' meeting on April 21, 1999 an individual shareholder questioned why you, the Board and senior members of management had not purchased more Haven stock as it declined during the past year. At that time, you indicated due to the SEC mandated "quiet period" surrounding the recent trust preferred offering, all insiders were prohibited from engaging in any transactions. However, you clearly indicated that once outside of the quiet period, you and other members of the organization had a strong desire to purchase additional shares because Haven's stock was so attractive. Contrary to your statements, not only have we not seen any insider purchases of Haven's stock since the Annual Meeting, you and three other insiders filed to sell shares at prices below $14.00 per share.

What message does that convey to your shareholders? Why are insiders selling Haven's stock at these depressed prices unless they don't believe in Haven's strategy? These sales are especially disconcerting given your statements at the Annual Meeting.

When we inquired as to the purpose of these sales we were told they were to fund quarterly estimated tax payments. We do not accept this rationale. You and the other members of senior management who filed to sell are very well compensated. If the insiders truly believe in Haven's prospects, additional funds could have easily been borrowed by margining the stock. Quite frankly, given the magnitude of shareholder value lost by Haven's shareholders over the past year, we and other shareholders have every right to expect that Haven's insiders would at least be "putting their money where their mouth is" by buying Haven stock. We also do not understand why Haven insiders are not taking advantage of Haven's depressed stock price by exercising their stock options at these lower prices, thereby subjecting potential future appreciation to favorable capital gains treatment, not ordinary income. This would also better align insiders' interests with outside shareholders' interests, since, unlike insider stock options and free stock grants, outside shareholders have to pay for their stock in full.

For all of the reasons noted above, we believe that the only effective way for Haven to fully realize the potential of the supermarket banking franchise and reduce its excessive operating expenses is to merge with a larger bank or thrift in the NY metro market.
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CUSIP No. 419352-10-9                                        Page 24 of 31 Pages

We feel that outside shareholders have a right to be represented on Haven's Board. For that reason, we once again request that Mr. Lashley be placed on Haven's Board as soon as practical. If Haven's Board does not choose to add Mr. Lashley to the Board at this time, we intend to explore all of our available options to obtain representation on Haven's Board, including seeking election to the Board at Haven's next scheduled annual meeting.

Mr. Lashley looks forward to meeting with the Board's nominating committee, at their convenience, to discuss his qualifications and interest in serving on Haven's Board. We would also be pleased to meet with Haven's entire Board to discuss our views and analyses. Please contact either of us at your earliest convenience to discuss this further.

Sincerely,

/s/John Palmer                   /s/Richard Lashley
John Palmer                      Richard Lashley
Principal                        Principal

cc:      Mr. William J. Jennings, EVP
         Haven Bancorp, Inc.

         Mr. Michael J. Fitzpatrick
         c/o Haven Bancorp, Inc.

         Msgr. Thomas J. Hartman
         Diocese of Rockville Centre for Telicare Television
         1200 Glen Curtis Blvd.
         Uniondale, NY 11553

         Mr. Michael J. Levine
         Norse Realty Group, Inc.
         2001 Marcus Avenue
         Suite W-183
         Lake Success, NY 11042

         Mr. Robert M. Sprotte
         Schmelz Bros. Inc.
         7102 Myrtle Avenue
         Flushing, NY  11385

         Mr. George S. Worgul
         c/o Haven Bancorp, Inc.